APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Island Scoops LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Island Scoops Sales	262,654.40
Total Income	**$262,654.40**
Cost of Goods Sold	
Cost of Goods Acai Bowls	730.53
Cost of Goods Baked Goods	2,142.40
Cost of Goods Beverages	1,596.91
Cost of Goods Candy	1,872.71
Cost of Goods Frozen Bananas	668.80
Cost of Goods Pretzels	828.54
Cost of Goods Retail	2,750.88
Cost of Goods Sold	1,990.91
Cost of Goods Sold - Donuts	12.78
Cost of Goods Sold Ice Cream	62,677.13
Shipping	26.65
Total Cost of Goods Sold	**$75,298.24**
GROSS PROFIT	**$187,356.16**
Expenses	
Insurance	882.31
IS Advertising & Marketing	2,870.49
IS Bank Charges & Fees	2,931.92
IS Equipment	1,376.14
IS General Business Supplies	3,661.73
IS Legal & Professional Services	2,500.00
IS Office Supplies & Software	50.00
IS Rent & Lease	36,317.34
IS Repairs & Maintenance	1,746.70
IS Salaries & Wages	49,198.37
IS Sales Tax	16,656.02
IS Taxes & Licenses	1,212.70
IS Uniforms	676.69
IS Utilities	8,826.68
Reimbursable Expenses	5.09
Total Expenses	**$128,912.18**
NET OPERATING INCOME	**$58,443.98**
NET INCOME	**$58,443.98**

Island Scoops LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Merchant Account	1,787.90
Merchant Account Bank OZK	50.00
Operating Account	-1,203.79
Operating Account Bank OZK	3,112.29
Total Bank Accounts	**$3,746.40**
Other Current Assets	
Uncategorized Asset	1,700.00
Total Other Current Assets	**$1,700.00**
Total Current Assets	**$5,446.40**
TOTAL ASSETS	**$5,446.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Adventure Forth	-32,380.91
David Allen Capital	-14,379.80
IS Cash Drawer	-145.00
Samson	-1,475.00
Total Other Current Liabilities	**$ -48,380.71**
Total Current Liabilities	**$ -48,380.71**
Long-Term Liabilities	
Cream of AMI Payment	-28,360.00
Total Long-Term Liabilities	**$ -28,360.00**
Total Liabilities	**$ -76,740.71**
Equity	
Loos/Kirkwood Draw	-1,760.05
Opening Balance Equity	200.00
Owner's Investment	25,303.18
Retained Earnings	0.00
Net Income	58,443.98
Total Equity	**$82,187.11**
TOTAL LIABILITIES AND EQUITY	**$5,446.40**

Island Scoops LLC

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	58,443.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	-1,700.00
Adventure Forth	-32,380.91
David Allen Capital	-14,379.80
IS Cash Drawer	-145.00
Samson	-1,475.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-50,080.71**
Net cash provided by operating activities	**$8,363.27**
FINANCING ACTIVITIES	
Cream of AMI Payment	-28,360.00
Loos/Kirkwood Draw	-1,760.05
Opening Balance Equity	200.00
Owner's Investment	25,303.18
Net cash provided by financing activities	**$ -4,616.87**
NET CASH INCREASE FOR PERIOD	**$3,746.40**
CASH AT END OF PERIOD	**$3,746.40**

I, Walter Loos, certify that:

1. The financial statements of Island Scoops, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Island Scoops, LLC included in this Form reflects accurately the information reported on the tax return for Island Scoops, LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Walter Loos*

Name: Walter Loos

Title: Managing Partner